Exhibit 12.1

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
Computation of Ratios of Earnings to Fixed Charges
Exhibit 12.1

	Year ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in millions, except ratios)
Earnings:
Income before income taxes	$23.1	$(125.6)	$84.2	$100.0	$31.0
Fixed charges	63.5	69.2	55.8	49.7	26.0
Amortization of capitalized interest	1.1	1.0	0.9	0.9	0.6
Less:
Capitalized interest	(3.7)	(3.2)	(1.0)	(0.1)	(9.8)
Noncontrolling interest in pre-tax loss (income) loss of subsidiaries that have not incurred fixed charges	(32.3)	(24.3)	(25.1)	(3.7)	1.7
Adjusted earnings	$51.7	$(82.9)	$114.8	$146.8	$49.5

Fixed Charges:
Interest cost - affiliate	$—	$—	$—	$—	$3.5
Interest cost	60.7	66.6	53.7	48.2	20.6
Interest portion of rent expense*	2.8	2.6	2.1	1.5	1.9
Total fixed charges	$63.5	$69.2	$55.8	$49.7	$26.0
Ratios of earnings to fixed charges	†	**	2.1	3.0	1.9

*Represents one-third of the total operating lease rental expense, which is that portion deemed to be interest.
**Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges by $152.1 million.
†Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges by $11.8 million.